

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 20, 2016

William B. Cyr
Chief Executive Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, NJ 07094

> **Re:** **Freshpet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 1-36729**

Dear Mr. Cyr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 10

"Under our Certificate of Incorporation, individuals or entities that bring certain claims . . . ," page 22

1.   You disclose that should anyone bring one of the referenced claims and "not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought" in the claim, that person must reimburse you for all fees, costs and expenses (including attorneys' fees and the fees of experts) actually and reasonably incurred by you in defending such claim.

In your next periodic report, please provide revised risk factor disclosure to clarify:

- whether you intend to apply the provision to claims under the federal securities laws;
- the level of recovery required by the plaintiff to avoid payment (further describe what would constitute "a judgment on the merits that substantially achieves the full remedy or relief sought in the claim");
- who is subject to the provision (e.g., former and current stockholders, legal counsel, expert witnesses);
- who would be allowed to recover (e.g., clarify whether your directors and officers would qualify); and
- whether your application of the provision to claims "governed by the internal affairs doctrine" remains valid in light of the adoption of DGCL §§102(f) and 109(b).

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources